Exhibit 99.3

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme: ROYAL & SUN ALLIANCE SAVINGS RELATED SHARE OPTION SCHEME

3.	Period of return: From 1 January 2006 to 30 June 2006

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	5,781,306 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	733,540 ORDINARY SHARES OF 27.5p EACH

6.	Balance under scheme not yet issued/allotted at end of period:	5,047,766 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	10,000,000 ORDINARY SHARES OF 27.5p EACH LISTED ON 12 DECEMBER 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 2,960,733,564 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 9th FLOOR, ONE PLANTATION PLACE, 30 FENCHURCH STREET, LONDON EC3M 3BD

Name: John Sadler	Telephone: 020 7111 7071

Person making return	Name: JOHN SADLER

Position: ASSISTANT COMPANY SECRETARY